Edcon

RECEIVED
2007 MAY 23 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 May 2007

[redacted]

07023763

Mr Paul Dudek
Office of International Corporate Finance
Securities Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

**SEC SUBMISSIONS : ~~EDGARS~~ Edcon CONSOLIDATED STORES LIMITED ("EDCON")**
**REFERENCE NUMBER : 82-34767**

I enclose copies of the following documents for filing :

1. SENS announcement dated 16 April 2007- SRP dismisses complaint by Templeton Asset Management;

2. SENS announcement dated 16 April 2007- Results of the Ordinary Scheme Meeting;

3. SENS announcement dated 16 April 2007- Results of the Preference Scheme Meeting;

4. SENS announcement dated 20 April 2007- The proposed treatment of Edgars Consolidated in the FTSE /JSE Indices;

5. SENS announcement dated 24 April 2007- Results of the Court hearing in respect of the ordinary Scheme;

6. SENS announcement dated 24 April 2007- Results of the Court hearing in respect of the Preference Scheme;

Dlw 5/24

Boardmans • CNA • Edgars • Jet • Jet Mart • Legit
Edgardale Press Avenue, PO Box 200, Crown Mines, 2025, South Africa. Tel: +27 11 495 6000 Fax: +27 11 837 5019

7. SENS announcement dated 25 April 2007- Update on the proposed treatment of Edgars Consolidated in the FTSE/JSE Indices;

8. SENS announcement dated 25 April 2007- The Competition Tribunal Press Release- Tribunal approves Bain/Edcon merger;

9. SENS announcement dated 26 April 2007- Fulfilment of condition precedent and update in respect of the ordinary scheme;

10. SENS announcement dated 26 April 2007- Fulfilment of condition precedent and update in respect of preference scheme;

11. SENS announcement dated 30 April 2007- Fulfilment of conditions precedent and final important dated in respect of ordinary scheme;

12. SENS announcement dated 30 April 2007- Fulfilment of conditions precedent and final important dated in respect of preference scheme; and

13. SENS announcement dated 2 May 2007- Scheme of Arrangement FTSE/JSE index series.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

Thandeka Sibanda
ASSISTANT COMPANY SECRETARY

**ECO - Edgars Consolidated Stores Limited - Notice** 16 Mar 2007

ECO
ECO
ECO - Edgars Consolidated Stores Limited - Notice Of Preference Scheme Meeting
NOTICE OF PREFERENCE SCHEME MEETING
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) Case number: 4994/07
JOHANNESBURG
Before the Honourable Judge van Oosten
In the ex parte application of:
EDGARS CONSOLIDATED STORES LIMITED Applicant
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon" or the "Company")

NOTICE IS HEREBY GIVEN that, in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa (Witwatersrand Local Division) ("the Court") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act") that a meeting ("preference scheme meeting") of the preference shareholders of the Applicant registered as such at 17:00 on Thursday, 12 April 2007 or, if this preference scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("preference scheme members"), be held under the chairmanship of Mervyn Taback, or failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by the Court ("chairperson"), at 10:00 (or so soon thereafter as the scheme meeting of Edcon ordinary shareholders convened to be held at 09:00 on the same date has been concluded), on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited ("Newco") between the Applicant and the preference shareholders of the Applicant registered as such on the record date for the preference scheme ("preference scheme participants"); provided that the preference scheme meeting shall not be entitled to agree to any modifications of the preference scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to preference scheme participants.

The implementation of the preference scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the Court.

The basic characteristic of the preference scheme is that, upon implementation, Newco will acquire all the issued preference shares of the Applicant. In terms of the preference scheme, the preference scheme participants will receive R2,00 ("preference scheme consideration") for each preference share in the Applicant ("preference scheme share") held by such preference scheme participants on the record date to receive the consideration in terms of the preference scheme, which date is expected to be Friday, 4 May 2007.

Copies of this notice, the preference scheme, the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, the form of proxy to be used at the preference scheme meeting, the Order of Court authorising the convening of the preference scheme meeting and a form of acceptance, surrender and transfer, shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the preference scheme meeting to (a) each preference shareholder whose name appears on the Applicant`s register and sub-registers, to that preference shareholder`s

address appearing in the register and relevant sub-register (as the case may be); and (b) each person who is beneficially entitled to preference shares in the Applicant, to that person's address identified by the Applicant's transfer secretaries. The identification of each such preference shareholder and person beneficially entitled to the Applicant's preference shares and their respective addresses shall be performed by the Applicant's transfer secretaries and shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting. In addition, copies may on request by the preference shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the preference scheme meeting or any adjournment thereof, at the registered office of the Applicant, at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.

Each preference scheme member who holds certificated preference shares in the Applicant ("certificated preference scheme member") or who holds dematerialised preference shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker with "own-name" registration ("dematerialised own name preference scheme member") may attend, speak and vote in person at the preference scheme meeting or any adjournment thereof, or may appoint any other person or persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the preference scheme meeting or any adjournment thereof in the place of such certificated preference scheme member or dematerialised own name preference scheme member. Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant's transfer secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 10:00 on Friday, 13 April 2007 or on the business day immediately preceding any adjourned preference scheme meeting, or handed to the chairperson no later than ten minutes before the time for which the preference scheme meeting has been convened.

Each preference scheme member who holds dematerialised preference shares in the Applicant through a CSDP or broker, who wishes to attend, speak and vote at the preference scheme meeting or adjourned preference scheme meeting, in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the preference scheme meeting or adjourned preference scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the preference scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the preference scheme meeting.

Where there are joint holders of the Applicant's preference shares, any one of such persons may vote at the preference scheme meeting in respect of those preference shares as if such joint holder was solely entitled thereto, but if more than one of the joint holders is present or represented at the preference scheme meeting, then the joint holder whose name appears first in the Applicant's register of members in respect of such preference shares (or his proxy) will be entitled to vote in respect of those shares at the preference scheme meeting. If more than one proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the chairperson must report the result thereof to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson's report to the Court will be available, free of charge, to any preference scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 24 April 2007 or any extension of such date.

Mervyn Taback
Chairperson of the preference scheme meeting
WERKSMANS INCORPORATED
Applicant's Attorneys
155, 5th Street

Sandown
Sandton, 2196
Date: 16/03/2007 08:03:00 Produced by the JSE SENS Department.

ECO
ECO
ECO/ECN - Edcon - Dealing in securities by directors and company secretary
Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000068649
Share Codes
JSE: ECO
NSX: ECN

Dealing in securities by directors and company secretary

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the executive directors and the company secretary of Edcon have purchased Edcon shares over which options had been granted to them. The details of these transactions are as follows:

1. Name of Director : S M Ross

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 3 000 000
Nature of interest : Directly beneficial
Option Strike Price : 2320 cents per share
Option Strike Date : 11 November 2004

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 2 000 000
Nature of interest : Directly beneficial
Option Strike Price : 3087 cents per share
Option Strike Date : 17 November 2005

2. Name of Director : S R Binnie

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 350 000
Nature of interest : Directly beneficial
Option Strike Price : 382 cents per share
Option Strike Date : 30 September 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 44 690
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 131 060
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share

Option Strike Date : 13 May 2004

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 780 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 163 250
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

3. Name of Director : A v A Boshoff

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial
Option Strike Price : 240 cents per share
Option Strike Date : 14 February 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 48 950
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 400 000
Nature of interest : Directly beneficial
Option Strike Price : 399 cents per share
Option Strike Date : 19 August 2002

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 195 870
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 222 280
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share

Option Strike Date : 13 May 2004

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 621 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

G. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 341 350
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

4. Name of Director : M R Bower

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 71 470
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 169 710
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 445 010
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 654 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 359 600
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share

Option Strike Date : 23 May 2006

5. Name of Director : U Ferndale

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 43 190
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 700 000
Nature of interest : Directly beneficial
Option Strike Price : 399 cents per share
Option Strike Date : 19 August 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 86 920
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 150 380
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 327 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 177 700
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

6. Name of Director : J L Spotts

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial

Option Strike Price : 240 cents per share
Option Strike Date : 14 February 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 66 080
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 151 020
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 264 920
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 712 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 386 400
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

7. Name of Company Secretary : E A Bagley

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial
Option Strike Price : 1180 cents per share
Option Strike Date : 20 January 2004

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 92 000

Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 49 300
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

Edcon has issued a circular ("circular") relating to a scheme of arrangement ("ordinary scheme") in terms of section 311 of the Companies Act No. 61 of 1973 proposed by Elephant Acquisition (BC) (Proprietary) Limited ("Newco") between Edcon and the ordinary shareholders of Edcon, other than the excluded shareholders (as defined in the circular), in terms of which Newco will acquire Edcon`s ordinary issued share capital, other than the excluded shares (as defined in the circular), for a cash consideration of R46,00 per ordinary share. In order to enable those persons who hold rights to acquire Edcon ordinary shares ("Edcon staff incentive scheme participants") under the terms of the Edgars Stores Limited Executive Share Incentive Scheme, administered through the Edgars Stores Limited Staff Share Trust, ("Edcon staff incentive scheme") to participate in the ordinary scheme and to derive benefits equivalent to those that they would have derived if they had been ordinary shareholders, the Board of Directors of Edcon ("board") has in accordance with the deed of the Edcon staff incentive scheme, resolved that Edcon staff incentive scheme participants must accelerate the exercise of their rights under the Edcon staff incentive scheme and against payment of the acquisition price therefor take delivery of the number of ordinary shares due to them. The Edcon staff incentive scheme participants include the executive directors and the company secretary of Edcon. It is in terms of this resolution that the executive directors and the company secretary of Edcon are taking delivery of those ordinary shares that have not yet vested. The resolution of the board is subject to the resolutive condition that if the ordinary scheme is not implemented or the ordinary general offer as defined in the circular (if made) does not become unconditional, the resolution of the board will cease to be of any force and effect, and the Edcon staff incentive scheme participants will be returned to the position in which they would have been had no resolution been passed.

In terms of paragraph 3.66 of the Listings Requirements prior clearance for the executive directors and the company secretary to deal in the above securities has been obtained from Ms Z B Ebrahim, non-executive director and Chairman of Edcon`s Remuneration and Nominations Committee, and Mr P L Wilmot, non-executive director and Chairman of Edcon`s Audit and Risk Committee.

Johannesburg
27 March 2007

Sponsor:
Merrill Lynch South Africa (Pty) Ltd

Namibian Sponsor:
IJG Securities (Pty) Limited

Date: 27/03/2007 10:18:01 Produced by the JSE SENS Department.

**ECO - Edcon - SRP dismisses complaint by Templeton** 16 Apr 2007

ECO ECOP
ECO
ECO - Edcon - SRP dismisses complaint by Templeton Asset Management
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Ordinary share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
Preference share codes:
JSE: ECOP
ISIN: ZAE000018396
("Edcon")

SRP DISMISSES COMPLAINT BY TEMPLETON ASSET MANAGEMENT

Following the public disclosure that a formal complaint had been lodged by Templeton Asset Management Limited ("TAML") with the Securities Regulation Panel ("Panel") regarding the schemes of arrangement ("Schemes") proposed by Elephant Acquisition (BC) (Proprietary) Limited between Edcon and its ordinary and preference shareholders, the Board of Edcon would like to inform its shareholders that it has been provided with a copy of a letter addressed by the Panel to the attorneys acting on behalf of TAML. This letter informs TAML that -

* the Panel is of the view that the circulars relating to the Schemes dated 16 March 2007 comply with the provisions of the Securities Regulation Code on Takeovers and Mergers;
* the commercial evaluation of the Schemes is a matter for shareholders, not the Panel; and
* the Panel will not interfere with the process relating to the Schemes.

The ordinary and preference scheme meetings will be held at 09.00 and 10.00 today, 16 April 2007, in accordance with the respective notices contained in the circulars.

Johannesburg
16 April 2007

Enquiries
Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited

Legal adviser to Edcon
Werksmans Inc.

Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited

Namibian Sponsor
IJG Securities (Pty) Limited

Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank

South African legal adviser to Newco
Webber Wentzel Bowens

International legal advisers to Newco
Kirkland & Ellis International LLP

Private equity sponsor and transaction arranger for Newco
Bain Capital LLC

Debt arrangers and providers to Newco
Barclays
ABSA Capital

ECO/ ECN - Edcon - Results of the Ordinary Scheme 16 Apr 2007

ECO
ECO
ECO/ ECN - Edcon - Results of the Ordinary Scheme Meeting
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon")

RESULTS OF THE ORDINARY SCHEME MEETING

1. INTRODUCTION

Edcon ordinary shareholders ("ordinary shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, ordinary shareholders were advised of the scheme of arrangement ("ordinary scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the ordinary shareholders of Edcon (other than the holders of treasury shares, and, to the extent necessary, the "A" ordinary shares (collectively "excluded shareholders"));
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the ordinary scheme; and
- the circular to ordinary shareholders dated Friday, 16 March 2007 ("circular").

2. RESULTS OF THE ORDINARY SCHEME MEETING

Ordinary shareholders are advised that -

- the ordinary scheme was approved by the ordinary scheme members holding in excess of 80% of the ordinary shares of Edcon (other than ordinary shares held by excluded shareholders). Such approval was given at the ordinary scheme meeting held on Monday, 16 April 2007 and exceed the requisite majority of votes required for the approval of the ordinary scheme; and
- it is expected that application will be made to the High Court of South Africa (Witwatersrand Local Division) on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as counsel may be heard for the sanctioning of the ordinary scheme. The court is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg.

3. OUTSTANDING CONDITIONS PRECEDENT

Ordinary shareholders are reminded that the ordinary scheme is still subject to the fulfilment of certain conditions precedent, the details of which are set out on page 31 of the circular.

4. CHAIRMAN'S REPORT

A copy of the chairman's report on the ordinary scheme meeting will be available to any ordinary scheme member on request, free of charge, from Tuesday, 17 April 2007 until the date on which application is made to the High Court to sanction the ordinary scheme, which is expected to be Tuesday, 24 April 2007, during normal business hours, at the registered office of Edcon, Edgardale, 1 Press Avenue, Crown Mines, 2092.

5. FURTHER ANNOUNCEMENTS

A further announcement regarding the results of the Court hearing and the final important dates and times for the ordinary scheme will be released on SENS and published in the press after the Court hearing.

On behalf of the Independent Committee of the Board of Directors of Edcon
Johannesburg
16 April 2007
Enquiries
Edcon:

Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited

Legal adviser to Edcon
Werksmans Inc.

Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited

Namibian Sponsor
IJG Securities (Pty) Limited

Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

ABSA Capital

Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank

South African legal adviser to Newco
Webber Wentzel Bowens

International legal advisers to Newco
Kirkland & Ellis International LLP

Private equity sponsor and transaction arranger for Newco
Bain Capital LLC

Debt arrangers and providers to Newco
Barclays

Credit Suisse
Deutsche Bank

Date: 16/04/2007 11:02:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

ECOP - Edcon - Results of the Preference Scheme Me 16 Apr 2007

ECO ECOP
ECO
ECOP - Edcon - Results of the Preference Scheme Meeting
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECOP
ISIN: ZAE000018396
("Edcon")

RESULTS OF THE PREFERENCE SCHEME MEETING

1. INTRODUCTION

Edcon preference shareholders ("preference shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, preference shareholders were advised of the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the preference shareholders of Edcon;
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the preference scheme; and
- the circular to preference shareholders dated Friday, 16 March 2007 ("circular").

2. RESULTS OF THE PREFERENCE SCHEME MEETING

Preference shareholders are advised that -

- the preference scheme was unanimously approved at the preference scheme meeting held on Monday, 16 April 2007; and
- it is expected that application will be made to the High Court of South Africa (Witwatersrand Local Division) on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as counsel may be heard for the sanctioning of the preference scheme. The court is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg.

3. OUTSTANDING CONDITIONS PRECEDENT

Preference shareholders are reminded that the preference scheme is still subject to the fulfilment of certain conditions precedent, the details of which are set out on page 29 of the circular.

4. CHAIRMAN`S REPORT

A copy of the chairman`s report on the preference scheme meeting will be available to any preference scheme member on request, free of charge, from Tuesday, 17 April 2007 until the date on which application is made to the High Court to sanction the preference scheme, which is expected to be Tuesday, 24 April 2007, during normal business hours, at the registered office of Edcon, Edgardale, 1 Press Avenue, Crown Mines, 2092.

5. FURTHER ANNOUNCEMENTS

A further announcement regarding the results of the Court hearing and the final important dates and times for the preference scheme will be released on SENS and published in the press after the Court hearing.

On behalf of the Independent Committee of the Board of Directors of Edcon
Johannesburg
16 April 2007

Enquiries
Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon Financial advisers to Newco

Caliburn Partnership Pty Limited

Legal adviser to Edcon
Werksmans Inc.

Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited

Namibian Sponsor
IJG Securities (Pty) Limited

Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

ABSA Capital

Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank

South African legal adviser to Newco
Webber Wentzel Bowens

International legal advisers to Newco
Kirkland & Ellis International LLP

Private equity sponsor and transaction arranger for Newco
Bain Capital LLC

Debt arrangers and providers to Newco
Barclays

Credit Suisse
Deutsche Bank

Date: 16/04/2007 11:04:01 Produced by the JSE SENS Department.

**GEN - FTSE/JSE Africa Index Series - The Proposed** **20 Apr 2007**

JSE
GEN
GEN - FTSE/JSE Africa Index Series - The Proposed Treatment of Edgars Consolidated (EDCON) in the FTSE/JSE Indices
The Proposed Treatment of Edgars Consolidated (EDCON) in the FTSE/JSE Indices
According to the Sens Announcement that was published on 16 March 2007, the listing of Edcon will be suspended on 26 April 2007. However, the suspension is still subject to the outcome of the court sanctioning on the 24th of April 2007. Should this corporate action be successfully sanctioned with all the conditions met by the 24th of April, FTSE/JSE intends to remove this company from all indices at the start of business on 26 April 2007.
An Index Change Advice (ICA) will be published in due course with the final decision and all the necessary information.
20 April 2007
Date: 20/04/2007 08:15:01 Produced by the JSE SENS Department.

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**NSX - ECO - Edcon - Results Of The Court Hearing I** 24 Apr 2007

ECO
ECO
NSX - ECO - Edcon - Results Of The Court Hearing In Respect Of The Ordinary Scheme
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN : ZAE000068649
("Edcon")

RESULTS OF THE COURT HEARING IN RESPECT OF THE ORDINARY SCHEME

1. INTRODUCTION

Edcon ordinary shareholders ("ordinary shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, ordinary shareholders were advised of the scheme of arrangement ("ordinary scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the ordinary shareholders of Edcon (other than the holders of treasury shares, and, to the extent necessary, the "A" ordinary shares);
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the ordinary scheme ("important dates announcement");
- the circular to ordinary shareholders dated Friday, 16 March 2007 ("circular"); and
- the announcement dated Monday, 16 April 2007 advising that the ordinary scheme was approved by the requisite majority of ordinary shareholders.

2. RESULTS OF THE COURT HEARING

Ordinary shareholders are advised that the High Court of South Africa (Witwatersrand Local Division) has today, Tuesday, 24 April 2007, sanctioned the ordinary scheme, subject to the conditions precedent set out in 3.2 and 3.3 below.

3. OUTSTANDING CONDITIONS PRECEDENT

Ordinary shareholders are reminded that the ordinary scheme is still subject to the fulfilment of the following conditions precedent -

3.1 a certified copy of the Order of Court sanctioning the ordinary scheme being registered by the Registrar of Companies in terms of the Companies Act 61 of 1973;

3.2 the Competition Tribunal approving the offer by Newco in terms of the Competition Act 89 of 1998. The Competition Commission has recommended that the offer by Newco be approved without conditions and has referred its recommendation to the Competition Tribunal for ratification at a hearing to be held on Wednesday, 25 April 2007; and

3.3 the Exchange Control Division of the South African Reserve Bank approving the offer and the interim and permanent funding secured by the Newco group.

4. TIMETABLE

As a result of the two regulatory conditions precedent set out in 3.2 and 3.3 above being outstanding, ordinary shareholders are advised that the important dates and times set out in the important dates announcement and the circular are no longer applicable. The revised important dates and times will be released on SENS and published in the press as soon as they are determined having regard to the dates of fulfillment of the conditions precedent.

Johannesburg
24 April 2007
Enquiries
Edcon:

Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061
Financial adviser to Edcon
Caliburn Partnership Pty Limited
Legal adviser to Edcon
Werksmans Inc.
Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited
Namibian Sponsor
IJG Securities (Pty) Limited
Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank
South African legal adviser to Newco
Webber Wentzel Bowens
International legal advisers to Newco
Kirkland & Ellis International LLP
Private equity sponsor and transaction arranger for Newco
Bain Capital LLC
Debt arrangers and providers to Newco
Barclays
ABSA Capital
Credit Suisse
Deutsche Bank
Date: 24/04/2007 13:10:18 Produced by the JSE SENS Department.

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**NSX - ECOP - Edcon - Results Of The Court Hearing** **24 Apr 2007**

ECO ECOP
ECO

NSX - ECOP - Edcon - Results Of The Court Hearing In Respect Of The Preference Scheme

Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECOP
ISIN : ZAE000018396
("Edcon")

RESULTS OF THE COURT HEARING IN RESPECT OF THE PREFERENCE SCHEME

1. INTRODUCTION

Edcon preference shareholders ("preference shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, preference shareholders were advised of the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the preference shareholders of Edcon;
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the preference scheme ("important dates announcement");
- the circular to preference shareholders dated Friday, 16 March 2007 ("circular"); and
- the announcement dated Monday, 16 April 2007 advising that the preference scheme was approved by the requisite majority of preference shareholders.

2. RESULTS OF THE COURT HEARING

Preference shareholders are advised that the High Court of South Africa (Witwatersrand Local Division) has today, Tuesday, 24 April 2007, sanctioned the preference scheme, subject to the conditions precedent set out in 3.2 and 3.3 below.

3. OUTSTANDING CONDITIONS PRECEDENT

Preference shareholders are reminded that the preference scheme is still subject to the fulfilment of the following conditions precedent -

3.1 a certified copy of the Order of Court sanctioning the preference scheme being registered by the Registrar of Companies in terms of the Companies Act 61 of 1973;

3.2 the Competition Tribunal approving the offer by Newco in terms of the Competition Act 89 of 1998. The Competition Commission has recommended that the offer by Newco be approved without conditions and has referred its recommendation to the Competition Tribunal for ratification at a hearing to be held on Wednesday, 25 April 2007; and

3.3 the Exchange Control Division of the South African Reserve Bank approving the offer and the interim and permanent funding secured by the Newco group.

4. TIMETABLE

As a result of the two regulatory conditions precedent set out in 3.2 and 3.3 above being outstanding, preference shareholders are advised that the important dates and times set out in the important dates announcement and the circular are no longer applicable. The revised important dates and times will be released on SENS and published in the press as soon as they are determined having regard to the dates of fulfillment of the conditions precedent.

Johannesburg
24 April 2007

Enquiries
Edcon:

Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061
Financial adviser to Edcon
Caliburn Partnership Pty Limited
Legal adviser to Edcon
Werksmans Inc.
Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited
Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank
South African legal adviser to Newco
Webber Wentzel Bowens
International legal advisers to Newco
Kirkland & Ellis International LLP
Private equity sponsor and transaction arranger for Newco
Bain Capital LLC
Debt arrangers and providers to Newco
Barclays
ABSA Capital
Credit Suisse
Deutsche Bank
Date: 24/04/2007 13:11:12 Produced by the JSE SENS Department.

**FTSE/JSE Africa Index Series - Update on the Propo** 25 Apr 2007

JSE
GEN

FTSE/JSE Africa Index Series - Update on the Proposed Treatment of Edgars Consolidated (EDCON) in the FTSE/JSE Indices

Update on the Proposed Treatment of Edgars Consolidated (EDCON) in the FTSE/JSE Indices

According to the Sens Announcement published today, 24 April 2007, the High Court has sanctioned the ordinary scheme subject to the following conditions set out below:

* a certified copy of the Order of Court sanctioning the ordinary scheme being registered by the Registrar of Companies in terms of the Companies Act 61 of 1973;
* the Competition Tribunal approving the offer by Newco in terms of the Competition Act 89 of 1998. The Competition Commission has recommended that the offer by Newco be approved without conditions and has referred its recommendation to the Competition Tribunal for ratification at a hearing to be held on Wednesday, 25 April 2007; and
* the Exchange Control Division of the South African Reserve Bank approving the offer and the interim and permanent funding secured by the Newco group.

The announcement also states that: "As a result of the two regulatory conditions set out above being outstanding, ordinary shareholders are advised that the important dates and times set out in the important dates announcement and the circular are no longer applicable. The revised important dates and times will be released on SENS and published in the press as soon as they are determined having regard to the dates of fulfillment of the conditions precedent."

Further to the announcement that was published on SENS on Friday, 20th of April regarding the proposed treatment of Edgars in the indices, FTSE/JSE will then await the release of the new dates and the complete approval of the scheme before publishing an index change advice.

Date: 25/04/2007 07:08:01 Produced by the JSE SENS Department.

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Gen - The Competition Tribunal - Press Release - T 25 Apr 2007

JSE
GEN
Gen - The Competition Tribunal - Press Release - Tribunal approves Bain/Edcon merger

Tribunal approves Bain/Edcon merger

The Competition Tribunal, has today, 25 April 2007, unconditionally approved the merger between (Bidco - a special purpose vehicle acquired by Bain Capital in order to facilitate the acquisition of Edcon) and Edgars Consolidated Stores (Edcon).

Bidco intends to acquire the entire issued share capital of Edcon by way of two schemes of arrangement. The first scheme would entail the ordinary shareholders of Edcon selling their shares in Edcon to Bidco. The second scheme entails preference shareholders of Edcon selling their preference shares to Bidco. On completion of the transaction the retail business of Edcon will ultimately be owned by Bidco.

Issued by: Jane Sussens
Communications Advisor
The Competition Tribunal
Tel: (011) 483 2687
Cell: 082 920 0875
Fax: (011) 483 2686
E-Mail: jane.sussens@mweb.co.za
On Behalf of: Lerato Motaung
Registrar
The Competition Tribunal
Tel: (012) 394 3355
Cell: 082 556 3221
E-Mail: leratom@comptrib.co.za

Date: 25/04/2007 14:00:03 Produced by the JSE SENS Department.

**ECO - Edcon - Fulfilment of condition precedent an** **26 Apr 2007**

ECO
ECO
ECO - Edcon - Fulfilment of condition precedent and update in respect of the ordinary scheme

Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN : ZAE000068649
("Edcon")

FULFILMENT OF CONDITION PRECEDENT AND UPDATE IN RESPECT OF THE ORDINARY SCHEME

1. INTRODUCTION

Edcon ordinary shareholders ("ordinary shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, ordinary shareholders were advised of the scheme of arrangement ("ordinary scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the ordinary shareholders of Edcon (other than the holders of treasury shares, and, to the extent necessary, the "A" ordinary shares);
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the ordinary scheme;
- the circular to ordinary shareholders dated Friday, 16 March 2007;
- the announcement dated Monday, 16 April 2007 advising that the ordinary scheme was approved by the requisite majority of ordinary shareholders; and
- the announcement dated Tuesday, 24 April 2007 advising that the ordinary scheme was sanctioned by the High Court of South Africa (Witwatersrand Local Division), subject to the approval of the Competition Tribunal and the Exchange Control Division of the South African Reserve Bank.

2. FULFILMENT OF CONDITION PRECEDENT AND ORDINARY SCHEME UPDATE

Ordinary shareholders are referred to the announcement by the Competition Tribunal on Wednesday, 25 April 2007 that it had unconditionally approved the offer by Newco.

Newco and Edcon are working toward finalising the remainder of the conditions precedent and, based upon the expected timing, anticipate the operative date for the ordinary scheme to be on Monday, 14 May 2007.

3. FINAL IMPORTANT DATES AND TIMES

A further announcement with the final important dates and times will be released on SENS and published in the press as soon as they are determined having regard to the dates of fulfillment of the conditions precedent.

Johannesburg
26 April 2007

Enquiries
Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited
Legal adviser to Edcon
Werksmans Inc.
Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited
Namibian Sponsor
IJG Securities (Pty) Limited
Independent adviser to the Edcon Board

PricewaterhouseCoopers Corporate Finance (Proprietary) Limited Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank
South African legal adviser to Newco
Webber Wentzel Bowens
International legal advisers to Newco
Kirkland & Ellis International LLP
Private equity sponsor and transaction arranger for Newco
Bain Capital LLC
Debt arrangers and providers to Newco
Barclays
ABSA Capital
Credit Suisse
Deutsche Bank
Date: 26/04/2007 16:25:01 Produced by the JSE SENS Department.

**ECOP - Edcon - Fulfilment Of Condition Precedent A** 26 Apr 2007

ECO ECOP
ECO
ECOP - Edcon - Fulfilment Of Condition Precedent And Update In Respect Of The Preference Scheme

Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share code:
JSE: ECOP
ISIN : ZAE000018396
("Edcon")

FULFILMENT OF CONDITION PRECEDENT AND UPDATE IN RESPECT OF THE PREFERENCE SCHEME

1. INTRODUCTION

Edcon preference shareholders ("preference shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, preference shareholders were advised of the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the preference shareholders of Edcon;
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the preference scheme;
- the circular to preference shareholders dated Friday, 16 March 2007;
- the announcement dated Monday, 16 April 2007 advising that the preference scheme was approved by the requisite majority of preference shareholders; and
- the announcement dated Tuesday, 24 April 2007 advising that the preference scheme was sanctioned by the High Court of South Africa (Witwatersrand Local Division), subject to the approval of the Competition Tribunal and the Exchange Control Division of the South African Reserve Bank.

2. FULFILMENT OF CONDITION PRECEDENT AND PREFERENCE SCHEME UPDATE

Preference shareholders are referred to the announcement by the Competition Tribunal on Wednesday, 25 April 2007 that it had unconditionally approved the offer by Newco.

Newco and Edcon are working toward finalising the remainder of the conditions precedent and, based upon the expected timing, anticipate the operative date for the preference scheme to be on Monday, 14 May 2007.

3. FINAL IMPORTANT DATES AND TIMES

A further announcement with the final important dates and times will be released on SENS and published in the press as soon as they are determined having regard to the dates of fulfillment of the conditions precedent.

Johannesburg
26 April 2007

Enquiries
Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited
Legal adviser to Edcon
Werksmans Inc.
Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited
Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse

Standard Bank
South African legal adviser to Newco
Webber Wentzel Bowens
International legal advisers to Newco
Kirkland & Ellis International LLP
Private equity sponsor and transaction arranger for Newco
Bain Capital LLC
Debt arrangers and providers to Newco
Barclays
ABSA Capital
Credit Suisse
Deutsche Bank
Date: 26/04/2007 16:24:14 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

ECO
ECO
ECO - Edcon - Fulfilment of conditions precedent and final important dates and times in respect of the Ordinary Scheme
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes: JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon")

FULFILMENT OF CONDITIONS PRECEDENT AND FINAL IMPORTANT DATES AND TIMES IN RESPECT OF THE ORDINARY SCHEME

INTRODUCTION

Edcon ordinary shareholders ("ordinary shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, ordinary shareholders were advised of the scheme of arrangement ("ordinary scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the ordinary shareholders of Edcon (other than the holders of treasury shares, and, to the extent necessary, the "A" ordinary shares);
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the ordinary scheme ("important dates announcement");
- the circular to ordinary shareholders dated Friday, 16 March 2007 ("circular"); and
- the announcements dated Monday, 16 April 2007, Tuesday, 24 April 2007 and Thursday, 26 April 2007 advising of the fulfilment of various conditions precedent to the ordinary scheme.

FULFILMENT OF CONDITIONS PRECEDENT

Ordinary shareholders are advised that as of Monday, 30 April 2007 all conditions precedent to which the ordinary scheme is subject have been fulfilled.

FINAL IMPORTANT DATES AND TIMES

Ordinary shareholders are reminded that due to the slight delay in fulfilment of the regulatory conditions precedent, the important dates and times set out in the important dates announcement and the circular are no longer applicable. The revised important dates and times in respect of the ordinary scheme are set out below:

| | 2007 |
|---|---|
| Finalisation date announcement once all conditions precedent have been fulfilled released on SENS | Monday, 30 April |
| Finalisation date announcement once all conditions precedent have been fulfilled published in the press | Wednesday, 2 May |
| Last day to trade ordinary shares on the JSE and NSX in order to be recorded in the register on the record date of the ordinary scheme | Friday, 4 May |
| Suspension of Edcon`s listing on the JSE and NSX from the commencement of business | Monday, 7 May |
| Consideration record date of the ordinary scheme on which ordinary shareholders must be recorded in the register in order to be eligible to receive the ordinary scheme consideration | Friday, 11 May |
| Operative date of the ordinary scheme, from the commencement of business | Monday, 14 May |
| Termination of Edcon`s listing on the JSE and NSX from the commencement of business | Friday, 25 May |

The ordinary scheme consideration will be posted on the operative date to certificated ordinary scheme participants if the form of acceptance, surrender and transfer and the document(s) of title are received by the transfer

secretaries on or prior to 17:00 on the consideration record date of the ordinary scheme or, failing such receipt, within five business days of receipt of the form of acceptance, surrender and transfer and the relevant document(s) of title by the transfer secretaries.

Dematerialised ordinary scheme participants will have their accounts held at their CSDP or broker credited with the ordinary scheme consideration.

No dematerialisation or rematerialisation of share certificates will take place after Friday, 4 May 2007.

Notes:

The abovementioned times are South African times.

Johannesburg
30 April 2007

Enquiries
Edcon:
Investor Relations:
Tesse Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited

Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank

Legal adviser to Edcon
Werksmans Inc.

Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited

South African legal adviser to Newco
Webber Wentzel Bowens

Namibian Sponsor
IJG Securities (Pty) Limited

International legal advisers to Newco
Kirkland & Ellis International LLP

Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

Private equity sponsor and transaction arranger for Newco
Bain Capital LLC

Debt arrangers and providers to Newco
Barclays
ABSA Capital
Credit Suisse
Deutsche Bank

Date: 30/04/2007 10:01:04 Produced by the JSE SENS Department.

ECO - Edcon - Fulfilment of conditions precedent a 30 Apr 2007

ECO ECOP
ECO

ECO - Edcon - Fulfilment of conditions precedent and final important dates and times in respect of the preference scheme

Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share code:
JSE: ECOP
ISIN: ZAE000018396
("Edcon")

FULFILMENT OF CONDITIONS PRECEDENT AND FINAL IMPORTANT DATES AND TIMES IN RESPECT OF THE PREFERENCE SCHEME

1 INTRODUCTION

Edcon preference shareholders ("preference shareholders") are referred to -

- the announcement dated Thursday, 8 February 2007 in which, inter alia, preference shareholders were advised of the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco") between Edcon and the preference shareholders of Edcon;
- the announcement dated Friday, 16 March 2007 which set out the important dates and times in respect of the preference scheme ("important dates announcement");
- the circular to preference shareholders dated Friday, 16 March 2007 ("circular"); and
- the announcements dated Monday, 16 April 2007, Tuesday, 24 April 2007 and Thursday, 26 April 2007 advising of the fulfilment of various conditions precedent to the preference scheme.

2 FULFILMENT OF CONDITIONS PRECEDENT

Preference shareholders are advised that as of Monday, 30 April 2007 all conditions precedent to which the preference scheme is subject have been fulfilled.

3 FINAL IMPORTANT DATES AND TIMES

Preference shareholders are reminded that due to the slight delay in fulfilment of the regulatory conditions precedent, the important dates and times set out in the important dates announcement and the circular are no longer applicable. The revised important dates and times in respect of the preference scheme are set out below:

| | 2007 |
|---|---|
| Finalisation date announcement once all conditions precedent have been fulfilled released on SENS | Monday, 30 April |
| Finalisation date announcement once all conditions precedent have been fulfilled published in the press | Wednesday, 2 May |
| Last day to trade preference shares on the JSE in order to be recorded in the register on the record date of the preference scheme | Friday, 4 May |
| Suspension of Edcon`s listing on the JSE from the commencement of business | Monday, 7 May |
| Consideration record date of the preference scheme on which preference shareholders must be recorded in the register in order to be eligible to receive the preference scheme consideration | Friday, 11 May |
| Operative date of the preference scheme, from the commencement of business | Monday, 14 May |
| Termination of Edcon`s listing on the JSE from the commencement of business | Friday, 25 May |

The preference scheme consideration will be posted on the operative date to

certificated preference scheme participants if the form of acceptance, surrender and transfer and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the preference scheme or, failing such receipt, within five business days of receipt of the form of acceptance, surrender and transfer and the relevant document(s) of title by the transfer secretaries.

Dematerialised preference scheme participants will have their accounts held at their CSDP or broker credited with the preference scheme consideration.

No dematerialisation or rematerialisation of share certificates will take place after Friday, 4 May 2007.

Notes:

The abovementioned times are South African times.

Johannesburg
30 April 2007

Enquiries

Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn Partnership Pty Limited

Legal adviser to Edcon
Werksmans Inc.

Transactional sponsor and equity capital markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited

Namibian Sponsor
IJG Securities (Pty) Limited

Independent adviser to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

Financial advisers to Newco
Citigroup Global Markets (Pty) Limited
Credit Suisse
Standard Bank

South African legal adviser to Newco
Webber Wentzel Bowens

International legal advisers to Newco
Kirkland & Ellis International LLP

Private equity sponsor and transaction arranger for Newco
Bain Capital LLC

Debt arrangers and providers to Newco
Barclays

ABSA Capital

Credit Suisse
Deutsche Bank

Date: 30/04/2007 10:02:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

**GEN - FTSE/JSE Africa Index Series - Edgars Consol** 2 May 2007

JSE MSM WEZ MUR SHP ECO
GEN
GEN - FTSE/JSE Africa Index Series - Edgars Consolidated Stores (South Africa): Scheme of Arrangement

Edgars Consolidated Stores (South Africa): Scheme of Arrangement
FTSE/JSE Africa Index Series
30 April 2007

Further to the approval of the Scheme of Arrangement of Edgars Consolidated Stores (South Africa) with Elephant Acquisition Proprietary (non-constituent) and notification from the Stock Exchange, FTSE and the JSE announces the following changes:

INDEX

CHANGE

EFFECTIVE FROM
START OF TRADING

FTSE/JSE Africa Top 40 (J200)
Edgars Consolidated Stores (South Africa, ZAE000068649, B0BP746) will be deleted from the index.
Murray & Roberts (South Africa, ZAE000073441, B0N3K50) will be added to the index with a shares in issue total of 331,892,619 and an investability weighting of 100%.
7 May 2007

FTSE/JSE Africa Mid Cap (J201)
Murray & Roberts will be deleted from the index.
Wesizwe Platinum (South Africa, ZAE000075859, B0VCDH2) will be added to the index with a shares in issue total of 427,407,524 and an investability weighting of 75%.
7 May 2007

FTSE/JSE Africa Small Cap (J202)
Wesizwe Platinum will be deleted from the index.
7 May 2007

FTSE/JSE Africa All Share (J203)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007

FTSE/JSE Africa Industrial 25 (J211)
Edgars Consolidated Stores will be deleted from the index.
Shoprite (South Africa, ZAE000012084, 6801575) will be added to the index with a shares in issue total of 543,479,460 and an investability weighting of 100%.
7 May 2007

FTSE/JSE Africa Financial & Industrial 30 (J213)
Edgars Consolidated Stores will be deleted from the index.
Massmart Holdings (South Africa, ZAE000029534, 6268181) will be added to the index with a shares in issue total of 199,190,697 and an investability weighting of 100%.
7 May 2007

FTSE/JSE Africa Financial & Industrial (J250)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007

FTSE/JSE Africa All Share Industrials (J257)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007

FTSE/JSE Africa Capped Top 40 (J300)
Edgars Consolidated Stores will be deleted from the index.
Murray & Roberts will be added to the index as above.
7 May 2007

FTSE/JSE Africa Capped All Share (J303)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007

FTSE/JSE Africa Shareholder Weighted Top 40 (J400)
Edgars Consolidated Stores will be deleted from the index.

Murray & Roberts will be added to the index as above.
7 May 2007
FTSE/JSE Africa Shareholder Weighted All Share (J403)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007
FTSE/JSE Africa Style (J330 and J331)
Edgars Consolidated Stores will be deleted from the index.
7 May 2007
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Date: 02/05/2007 07:55:01 Produced by the JSE SENS Department.



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